Direct: (212) 859-8689

Email: Joshua.Wechsler@friedfrank.com

September 11, 2018

VIA EDGAR

Mr. Donald E. Field

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navios Maritime Containers Inc.
Registration Statement on Form F-1
File No. 333-225677

Dear Mr. Field:

We are providing this supplemental letter on behalf of Navios Maritime Containers Inc., which in connection with a proposed initial public offering will convert into Navios Maritime Containers L.P. (the “Company”), regarding the above-referenced Registration Statement of the Company (File No. 333-225677) (the “Registration Statement”). As discussed with the staff of the Division of Corporation Finance, attached hereto as Annex A are updated pages proposed to be included in a subsequent amendment to the Registration Statement.

Should you have any questions, please feel free to contact the undersigned at (212) 859-8689.

Thank you for your cooperation and attention to this matter.

Sincerely,

Joshua Wechsler

cc:	Angeliki Frangou (Navios Maritime Containers Inc.)
Chris Christopoulos (Navios Maritime Containers Inc.)
Vasiliki Papaefthymiou (Navios Maritime Containers Inc.)
John M. Bibona (Fried, Frank, Harris, Shriver & Jacobson LLP)

Securities and Exchange Commission

September 11, 2018

Annex A

As filed with the Securities and Exchange Commission on September 13, 2018.

Registration Statement No. 333-225677

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Navios Maritime Containers L.P.

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(011) +(377) 9798-2140

(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System

111 8th Avenue

New York, New York 10011

(212) 894-8800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Stuart H. Gelfond

John M. Bibona

Joshua Wechsler

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-8000 (telephone number)

(212) 859-4000 (facsimile number)

Stelios G. Saffos Peter J. Sluka Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200 (telephone number) (212) 751-4864 (facsimile number)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.  ☒

If an emerging growth company that prepares financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common units representing limited partner interests	$121,052,640	$15,071

(1)	Includes common units issuable upon exercise of the underwriters’ option.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion,

Preliminary Prospectus dated September 13, 2018.

PRELIMINARY PROSPECTUS

Navios Maritime Containers L.P.

5,263,158 Common Units

Representing Limited Partner Interests

This is an initial public offering of common units of Navios Maritime Containers L.P., or Navios Containers, in the United States, which we refer to as the offering.

The estimated initial public offering price is between $18.00 and $20.00 per unit.

We have been authorized to list our common units on the Nasdaq Global Select Market under the symbol “NMCI.”

The common shares of Navios Maritime Containers Inc. (the entity that converted into Navios Containers in connection with the offering) were traded on the Norwegian OTC List, an over-the-counter market that is administered and operated by a subsidiary of the Norwegian Securities Dealers Association, under the symbol “NMCI.”

On August 31, 2018, the closing price of the common shares of Navios Maritime Containers Inc. was 126.21 Norwegian Kroner (“NOK”) per share, which was equivalent to approximately $15.18 per share based on the Bloomberg Generic Composite Rate of NOK 8.3166 per $1.00 in effect on that date (taking into account the conversion described in this prospectus).

We are a Marshall Islands limited partnership. Although we are organized as a partnership, we have elected to be treated as a corporation solely for U.S. federal income tax purposes.

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. See “Summary—Implication of Being an Emerging Growth Company.”

	Per Common Unit	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us, before expenses	$	$

(1)	See “Underwriting” for a description of all underwriting compensation payable in connection with this offering, including a structuring fee payable to S. Goldman Advisors LLC by us.

We have granted the underwriters an option for a period of 30 days to purchase from us up to 789,474 additional common units.

Investing in our common units involves risks. See “Risk Factors” beginning on page 24 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on or about                     , 2018 through the book-entry facilities of The Depository Trust Company.

J.P. Morgan	BofA Merrill Lynch	Citigroup	Clarksons Platou Securities

BNP PARIBAS

S. Goldman Advisors LLC

                , 2018.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical consolidated financial statements and the notes to those financial statements contained in this prospectus. The information presented in this prospectus assumes, unless otherwise noted, that the underwriters’ option to purchase additional common units is not exercised. You should read “Risk Factors” for more information about important risks that you should consider carefully before making an investment in our common units. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. dollars. Unless otherwise indicated, all data regarding our fleet and the terms of our charters is as of September 3, 2018. We use the term “twenty foot equivalent unit”, or “TEU”, the international standard measure of containers, in describing the capacity of our containerships. For the definition of certain shipping terms used in this prospectus, see the “Glossary of Terms” included in this prospectus as Appendix A.

We were incorporated under the laws of the Republic of the Marshall Islands as a private company named Navios Maritime Containers Inc. and we converted into a limited partnership organized under the laws of the Republic of the Marshall Islands named Navios Maritime Containers L.P., which we refer to as “Navios Containers,” in connection with this offering. References in this prospectus to “we,” “our,” “us” or similar terms refer to Navios Containers and any one or more of its subsidiaries, or to all of such entities, depending on the context. Unless otherwise indicated or the context otherwise requires, all information in this prospectus reflects the conversion of Navios Maritime Containers Inc. into Navios Containers at a conversion ratio of approximately 2.868 shares of common stock of Navios Maritime Containers Inc. for each common unit of Navios Containers. In connection with the conversion, Navios Maritime Containers GP LLC, a Marshall Islands limited liability company and wholly-owned subsidiary of Navios Holdings (as defined below), has been admitted as our general partner and holds a non-economic interest that does not provide the holder with any rights to profits or losses of, or distributions by, the partnership.

Unless the context otherwise requires, references in this prospectus to:

•	“Navios Holdings” refer, depending on the context, to Navios Maritime Holdings Inc. or any one or more of its subsidiaries;

•

“general partner” refer to Navios Maritime Containers GP LLC, and because the general partner is a wholly-owned subsidiary of Navios Holdings, we may also refer to Navios Holdings as the “general partner” in this prospectus depending on the context;

•

“Manager” refer to a wholly-owned subsidiary of Navios Holdings, which manages the commercial and technical operation of our fleet pursuant to a management agreement dated June 7, 2017, as amended on November 23, 2017, April 23, 2018 and June 1, 2018, which we refer to as the “Management Agreement,” and also provides administrative services to us pursuant to an administrative services agreement dated June 7, 2017, which we refer to as the “Administrative Services Agreement”;

•	“Navios Partners” refer to Navios Maritime Partners L.P.; and

•

“Navios Group” refer, depending on the context, to Navios Holdings, Navios Maritime Acquisition Corporation, which we refer to as “Navios Acquisition,” Navios Partners, Navios Maritime Midstream Partners L.P., which we refer to as “Navios Midstream”, us and any one or more of our and their subsidiaries.

References in this prospectus to the acquisition of the five containerships that we intend to acquire with proceeds of this offering are forward-looking statements intended to provide you with an understanding of what we expect our asset profile to be following this offering. However, you should not place undue reliance on these statements. Although we have entered into agreements to acquire these additional vessels, the agreements are subject to certain conditions, including the completion of this offering, and there is no guarantee that we will acquire these vessels. In addition, we may be unable to secure debt financing for these acquisitions on terms satisfactory to us, or at all.

Overview

We are a growth-oriented international owner and operator of containerships. We were formed in April 2017 by Navios Holdings, which owns, operates or manages one of the largest shipping fleets by capacity, to take advantage of acquisition and chartering opportunities in the container shipping sector. We generate our revenues by chartering our vessels to leading liner companies pursuant to fixed-rate time charters. Under the terms of our charters, we provide crewing and technical management, while the charterer is generally responsible for securing cargoes, fuel costs and voyage expenses. After giving effect to the acquisition of five containerships that we intend to acquire with the proceeds from this offering, and including one containership of which we expect to take delivery in the third or fourth quarter of 2018, we will have grown our fleet to 31 vessels, with an aggregate carrying capacity of 170,901 TEU and an average fleet age of 10.0 years. Additionally, we have options to acquire four additional containerships, which would expand our fleet further.

The Navios Group began focusing on a strategy to expand its platform in the container sector in 2013, and in 2017 established its core asset base at a time when it believed values were at attractive levels. We believe this is a favorable time to continue to expand in the containership sector by acquiring quality second-hand vessels for which we see attractive employment opportunities. Containership prices remain at levels that are significantly below their 15-year historical averages and the time charter market for containerships started to show signs of improvement in 2017 and has continued to do so in the first half of 2018.

We expect to be able to continue to acquire containerships at attractive prices and capitalize on our low-cost operating structure, which we believe will allow us to maximize the return on investment for our unit holders as a result of expected increased positive cash flow from operations and expected appreciation in the value of our vessels as the market continues to recover.

We also intend to leverage the scale, experience, reputation and relationships of Navios Holdings with maritime industry participants and global financial institutions to continue to expand our fleet through selective acquisitions of vessels and to enable us to sustain a lower than industry average cost structure.

We were initially formed as a corporation under the laws of the Republic of the Marshall Islands on April 28, 2017. In connection with our formation, we registered on the Norwegian Over-the-Counter market (the “N-OTC”) and completed four private placements of an aggregate of 34,603,100 common shares for total proceeds of approximately $180.3 million, as described in the notes to the historical consolidated financial statements included in this prospectus. In connection with this offering, we converted into a limited partnership under the laws of the Republic of the Marshall Islands at a ratio of approximately 2.868 shares of common stock of Navios Maritime Containers Inc. for each common unit of Navios Containers.

Our Relationship with the Navios Group

One of our key strengths is our relationship with the Navios Group, which includes four publicly traded seaborne shipping companies which together operate 201 vessels as of August 2018, making it one of the largest global shipping groups. In a highly fragmented industry, we believe this relationship provides us with several advantages.

First, we are able to benefit from significant economies of scale not typically available to smaller owners resulting in efficient spreading of overhead and other costs, which in turn results in lower operating expenditures

Organizational Structure

The following diagram depicts our organizational structure after giving effect to the offering and assuming no exercise of the underwriters’ option to purchase additional common units but gives effect to the 322,105 common units, based on the assumed initial public offering price of $19.00, the mid-point of the range set forth on the cover page of this prospectus, issued to Navios Partners in connection with the acquisition of the one vessel as described under “—Overview—Description of Fleet”. These diagrams are provided for illustrative purposes only and do not represent all of our legal entities.

(1)

Includes 7,343,737 common units held by investors that acquired our common shares in private placement transactions prior to this offering and 5,263,158 common units to be sold to investors in this offering. After giving effect to this offering and assuming no exercise of the underwriters’ overallotment option, the common units sold in our private placement transactions and in this offering represent 41.6% and 29.8% of our outstanding common units, respectively.

We were initially formed on April 28, 2017 as a corporation under the laws of the Republic of the Marshall Islands. In connection with our formation, we registered on the N-OTC and completed four private placements of an aggregate of 34,603,100 common shares for total proceeds of approximately $180.3 million, as described in the notes to the historical consolidated financial statements included in this prospectus. In connection with the offering, we converted into a limited partnership at a ratio of approximately 2.868 shares of common stock of Navios Maritime Containers Inc. for each common unit of Navios Containers, and we will sell 5,263,158 common units to the public, representing a 29.8% limited partner interest in us (assuming no exercise of the underwriters’ option to purchase additional common units).

We believe that conducting our operations through a publicly traded limited partnership will offer us the following advantages:

•	access to the public equity and debt capital markets;

•	lower cost of capital for expansion and acquisitions; and

•	enhanced ability to use equity securities as consideration in future acquisitions.

We are a holding entity and will conduct our operations and business through subsidiaries, as is common with publicly traded limited partnerships, to maximize operational flexibility. Initially, two operating companies, both incorporated in the Marshall Islands, will be our only directly owned subsidiaries and we will conduct all of our operations through them and their subsidiaries.

Summary of Conflicts of Interest and Fiduciary Duties

Our general partner and our directors have a legal duty to manage us in a manner beneficial to our unit holders, subject to the limitations described below and under “Conflicts of Interest and Fiduciary Duties.” This legal duty is commonly referred to as a “fiduciary” duty. Similarly, our directors and officers have fiduciary duties to manage us in a manner beneficial to us, our general partner and our limited partners. As a result of these relationships, conflicts of interest may arise in the future between us and our unit holders, on the one hand, and Navios Holdings and its other affiliates, including our general partner, on the other hand. In particular:

•	certain of our executive officers and/or directors also serve as executive officers and/or directors of Navios Holdings and its affiliates or to the Navios Group;

•	Navios Holdings, Navios Acquisition, Navios Partners, Navios Midstream and their affiliates may compete with us; and

•

we have entered into arrangements, and may enter into additional arrangements, with Navios Holdings, Navios Acquisition, Navios Partners, Navios Midstream and certain of their subsidiaries, relating to the purchase of additional vessels, the provision of certain services and other matters. In the performance of their obligations under these agreements, Navios Holdings, Navios Acquisition, Navios Partners, Navios Midstream and their subsidiaries are not held to a fiduciary duty standard of care to us, our general partner or our limited partners, but rather to the standard of care specified in these agreements.

See “Management—Directors and Executive Officers,” “Conflicts of Interest and Fiduciary Duties” and “Certain Relationships and Related Party Transactions.”

Although a majority of our directors will over time be elected by common unit holders, our general partner will likely have substantial influence on decisions made by our board of directors.

For a more detailed description of the conflicts of interest and fiduciary duties of our general partner and its affiliates, see “Conflicts of Interest and Fiduciary Duties.” For a description of our other relationships with our affiliates, see “Certain Relationships and Related Party Transactions.”

In addition, our partnership agreement contains provisions that reduce the standards to which our general partner and our directors would otherwise be held under Marshall Islands law. For example, our partnership the remaining common units at a price equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right.

U.S. Federal Income Tax Considerations	See “Material U.S. Federal Income Tax Considerations.”

Exchange Listing	We have been authorized to list our common units on the Nasdaq Global Select Market under the symbol “ NMCI.”

Risk Factors	Investment in our common units involves a substantial risk. You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before investing in our common units.

All references to our common units and per unit data included in the summary historical financial data below have been retrospectively adjusted to reflect the conversion ratio of approximately 2.868 shares of common stock of Navios Maritime Containers Inc. for each common unit of Navios Containers in connection with the conversion of Navios Maritime Containers Inc. into Navios Containers.

(in thousands of U.S. dollars, except for unit and per unit data.)	Three Months Ended June 30, 2018(1)	Period from April 28, 2017 (date of inception) to June 30, 2017(2)	Six Months Ended June 30, 2018(1)	Period from April 28, 2017 (date of inception) to December 31, 2017(3)
Statement of Income Data:
Revenue	$31,508	$3,102	$61,425	$39,188
Time charter and voyage expenses	(714)	(1)	(1,525)	(1,257)
Direct vessel expenses	(232)	—	(460)	(672)
Management fees (entirely through related parties transactions)	(12,449)	(702)	(24,088)	(16,488)
General and administrative expenses	(1,670)	(117)	(3,360)	(2,262)
Depreciation and amortization	(9,871)	(1,320)	(20,437)	(13,578)
Interest expense and finance cost, net	(2,067)	(80)	(3,938)	(2,268)
Other expense, net	(18)	(1)	(89)	(25)

Net income	$4,487	$881	$7,528	$2,638

Net earnings per common unit, basic and diluted	$0.37	$0.25	$0.67	$0.41
Weighted average number of common units, basic and diluted	12,063,476	3,506,338	11,307,044	6,404,872

(1) We had 23 vessels in our fleet as of June 30, 2018.

(2) We had 5 vessels in our fleet as of June 30, 2017.

(3) We had 21 vessels in our fleet as of December 31, 2017

	June 30, 2018	December 31, 2017
Balance Sheet Data:
Total current assets	$54,686	$21,371
Vessels, net	239,129	177,597
Total assets	345,753	266,811
Total current liabilities	26,090	49,559
Long-term financial liability, net of current portion	33,591	—
Long-term debt, net of current portion	108,771	76,534
Total partners’ capital	$177,301	$140,718

MARKET PRICE INFORMATION

The common shares of Navios Maritime Containers Inc. (the entity that converted into Navios Maritime Containers L.P. in connection with this offering) have traded on the Norwegian OTC List, an over-the-counter market that is administered and operated by a subsidiary of the Norwegian Securities Dealers Association, since June 12, 2017 under the symbol “NMCI.” Following this offering, we intend to deregister from the Norwegian OTC List. We have been authorized to list our common units on the Nasdaq Global Select Market under the symbol “NMCI.”

The following tables set forth the high and low prices for the common shares of Navios Maritime Containers Inc. for the calendar periods listed below. The following information gives effect to the conversion ratio of approximately 2.868 shares of common stock of Navios Maritime Containers Inc. for each common unit of Navios Containers effected in connection with the conversion of Navios Maritime Containers Inc. into Navios Containers.

Share prices on the Norwegian OTC List are presented in Norwegian Kroner (“NOK”). Share prices below have been converted into, and are presented in, U.S. Dollars per common share based on the Bloomberg Generic Composite Rate on each day of measurement. On August 31, 2018, the exchange rate between the NOK and the U.S. dollar was NOK 8.3166 to one U.S. dollar based on the Bloomberg Generic Composite Rate in effect on that date.

	Norwegian OTC List
	High	Low
For the Fiscal Year Ended
December 31, 2017 (from June 12, 2017)	$16.81	$15.09

	Norwegian OTC List
	High	Low
For the Calendar Quarter
Third Quarter 2018 (through August 31, 2018)	—	—
Second Quarter 2018	$16.06	$14.63
First Quarter 2018	$17.55	$16.01
Fourth Quarter 2017	$16.81	$15.75
Third Quarter 2017	$15.83	$15.09
Second Quarter 2017 (from June 12, 2017)	$15.23	$15.23

	Norwegian OTC List
	High	Low
For the Month
August 2018 (through August 31, 2018)	—	—
July 2018	—	—
June 2018	$15.52	$15.29
May 2018	$15.43	$14.63
April 2018	$16.06	$14.77
March 2018	$16.64	$16.12
February 2018	$17.21	$16.01
January 2018	$17.55	$16.35
December 2017	$16.81	$15.75
November 2017	$16.69	$16.06
October 2017	$16.32	$15.89
September 2017	$15.83	$15.37
August 2017	—	—
July 2017	$15.09	$15.09
June 2017 (from June 12, 2017)	$15.23	$15.23

All references to our common units and per unit data included in the selected historical financial data below have been retrospectively adjusted to reflect the conversion ratio of approximately 2.868 shares of common stock of Navios Maritime Containers Inc. for each common unit of Navios Containers in connection with the conversion of Navios Maritime Containers Inc. into Navios Containers.

(in thousands of U.S. dollars, except for unit and per unit data.)	Three Months Ended June 30, 2018	Period from April 28, 2017 (date of inception) to June 30, 2017	Six Months Ended June 30, 2018	Period from April 28, 2017 (date of inception) to December 31, 2017
Statement of Income Data:
Revenue	$31,508	$3,102	$61,425	$39,188
Time charter and voyage expenses	(714)	(1)	(1,525)	(1,257)
Direct vessel expenses	(232)	—	(460)	(672)
Management fees (entirely through related parties transactions)	(12,449)	(702)	(24,088)	(16,488)
General and administrative expenses	(1,670)	(117)	(3,360)	(2,262)
Depreciation and amortization	(9,871)	(1,320)	(20,437)	(13,578)
Interest expense and finance cost, net	(2,067)	(80)	(3,938)	(2,268)
Other expense, net	(18)	(1)	(89)	(25)

Net income	$4,487	$881	$7,528	$2,638

Net earnings per common unit, basic and diluted	$0.37	$0.25	$0.67	$0.41
Weighted average number of common units, basic and diluted	12,063,476	3,506,338	11,307,044	6,404,872

	June 30, 2018	December 31, 2017
Balance Sheet Data:
Total current assets	$54,686	$21,371
Vessels, net	239,129	177,597
Total assets	345,753	266,811
Total current liabilities	26,090	49,559
Long-term financial liability, net of current portion	33,591	—
Long-term debt, net of current portion	108,771	76,534
Total partners’ capital	$177,301	$140,718

	Six Months Ended June 30, 2018		Period from April 28, 2017 (date of inception) to June 30, 2017	Period from April 28, 2017 (date of inception) to December 31, 2017
Cash Flow Data:
Net Cash Provided by/(used in) Operating Activities	$19,613		($1,491)	$2,623
Net Cash Used in Investing Activities	($63,174)		($44,567)	($249,227)
Net Cash Provided by Financing Activities	$70,160		$80,994	$260,825
Increase in cash and cash equivalents and restricted cash as applicable	$26,599	(1)	$34,936 (1)	$14,221

equivalents in excess of government provided insurance limits. We also minimize exposure to credit risk by dealing with a diversified group of major financial institutions.

On June 8, 2017, Navios Maritime Containers Inc. closed the initial private placement of 10,057,645 shares at a subscription price of $5.00 per share, resulting in gross proceeds of $50.3 million. Navios Partners invested $30.0 million and received 59.7% of the equity, and Navios Holdings invested $5.0 million and received 9.9% of our equity. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively.

On August 29, 2017, Navios Maritime Containers Inc. closed a follow-on private placement of 10,000,000 shares at a subscription price of $5.00 per share, resulting in gross proceeds of $50.0 million. Navios Partners invested $10.0 million and received 2,000,000 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively.

On November 9, 2017, Navios Maritime Containers Inc. closed a follow-on private placement of 9,090,909 shares at a subscription price of $5.50 per share, resulting in gross proceeds of $50.0 million. Navios Partners invested $10.0 million and received 1,818,182 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively.

On March 13, 2018, Navios Maritime Containers Inc. closed a follow-on private placement and issued 5,454,546 shares at a subscription price of $5.50 per share, resulting in gross proceeds of $30.0 million. Navios Partners invested $14.5 million and received 2,629,095 shares and Navios Holdings invested $0.5 million and received 90,909 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.50 per share.

As of June 30, 2018, Navios Maritime Containers Inc. had a total of 34,603,100 shares of common stock outstanding and a total of 2,941,264 warrants outstanding. Navios Partners holds 12,447,277 common shares representing 36.0% of the equity and Navios Holdings holds 1,090,909 common shares representing 3.2% of our equity. Each of Navios Partners and Navios Holdings also holds warrants, with a five-year term, for 6.8% and 1.7% of our total equity, respectively.

In connection with this offering, Navios Maritime Containers Inc. was converted into a limited partnership named Navios Maritime Containers L.P. Upon such conversion, all of the warrants described above issued to Navios Partners and Navios Holdings expired.

Cash flows for the Six Months Ended June 30, 2018 and for the period from April 28, 2017 (date of inception) to June 30, 2017:

The following table presents cash flow information for the six months ended June 30, 2018 and for the period from April 28, 2017 (date of inception) to June 30, 2017. This information was derived from our unaudited consolidated statement of cash flows for the respective periods.

(in thousands of U.S. dollars)	Six Months Ended June 30, 2018	Period from April 28, 2017 (date of inception) to June 30, 2017
Net cash provided by/(used in) operating activities	$19,613	$(1,491)
Net cash used in investing activities	(63,174)	(44,567)
Net cash provided by financing activities	70,160	80,994
Increase in cash and cash equivalents and restricted cash	$26,599	$34,936

ratio as defined in the agreement, the subsequent four each in an amount of $1.7 million along with a final balloon payment of $43.0 million payable together with the last installment, falling due on December 29, 2019.

The amended repayment schedule will become effective upon completion of the IPO and satisfaction of certain conditions to closing.

On December 20, 2017, we entered into a facility agreement with BNP Paribas for an amount of up to $24.0 million (divided in four tranches of up to $6.0 million each) to finance part of the purchase price of four containerships. This loan bears interest at a rate of LIBOR plus 300 basis points. As of June 30, 2018, we have drawn $24.0 million under this facility, net of the loan’s discount of $0.3 million. As of June 30, 2018, the outstanding loan amount of the three tranches under this facility was $16.7 million and is repayable in 18 equal consecutive quarterly installments, each in the amount of $0.6 million, along with a final balloon payment of $5.1 million, payable together with the last installment, falling due on December 22, 2022. The outstanding loan amount of the fourth tranche is $5.8 million and is repayable in 19 equal consecutive quarterly installments each in the amount of $0.2 million, along with a final balloon payment of $1.7 million, payable together with the last installment falling due on February 28, 2023.

In August 2018, we agreed to main terms with BNP Paribas to extend the facility dated December 20, 2017, for an additional amount of up to $9.0 million to partially finance the purchase price of the 4,563 TEU containership. The additional tranche is expected to be repayable in 20 quarterly consecutive installments of $0.32 million each plus a balloon installment of $2.6 million payable together with the last installment, assuming the full amount is drawn. The additional tranche is expected to mature in five years from the respective drawdown date but not later than October 30, 2023. The facility is expected to bear interest at a rate of LIBOR plus 300 basis points per annum. No assurances can be provided that we will successfully enter into a definitive agreement relating to this facility.

On May 25, 2018, we entered into a loan agreement with BNP Paribas, for an amount of up to $25.0 million to partially finance the purchase price of the Navios Unison. The loan bears interest at a rate of LIBOR plus 300 basis points. On May 29, 2018, we drew $25.0 million under this facility, net of the loan’s discount of $0.3 million. The loan is repayable in 20 equal consecutive quarterly installments each in the amount of $0.7 million, along with a final balloon payment of $11.1 million, payable together with the last installment, falling due in May 29, 2023.

On May 25, 2018, we entered into a $119.0 million sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd. in order to refinance our outstanding credit facilities on 18 vessels maturing in the fourth quarter of 2019, with a combined balance of $92.4 million outstanding on March 31, 2018. We have a purchase obligation to acquire the 18 vessels at the end of the lease term and, under ASC 842-40, the transfer of the vessels was determined to be a failed sale. Accordingly, in accordance with ASC 842-40, we did not derecognize the respective vessels from our balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. The aggregate amounts to be received under this sale and leaseback transaction will be repayable in 60 monthly installments of approximately $1.4 million including interest expense and a purchase obligation of $59.5 million on the last repayment date. On June 29, 2018 we completed the sale and leaseback of the first six vessels for approximately $37.5 million. On July 27, 2018 and on August 29, 2018 we completed the sale and leaseback of an additional four vessels for $26.0 million. We expect to complete the sale and leaseback of the remaining eight vessels during the third quarter of 2018.

On June 28, 2018, we entered into a facility agreement with HSH Nordbank AG and Alpha Bank A.E. for an amount of up to $36.0 million (divided in two tranches of $18.0 million each) to finance part of the purchase price of two containerships. The facility is repayable in 16 consecutive quarterly installments of which the first two will be in an amount of $1.0 million each, to be followed by 14 installments each in an amount of $0.6 million plus a final balloon installment of $7.6 million that is payable together with the last installment. The facility matures in June 30, 2022 and bears interest at a rate of LIBOR plus 325 basis points per annum. We have drawn the entire amount, net of the loan’s discount of $0.3 million, on July 2, 2018.

BUSINESS

Overview

We are a growth-oriented international owner and operator of containerships. We were formed in April 2017 by Navios Holdings, which owns, operates or manages one of the largest shipping fleets by capacity, to take advantage of acquisition and chartering opportunities in the container shipping sector. We generate our revenues by chartering our vessels to leading liner companies pursuant to fixed-rate time charters. Under the terms of our charters, we provide crewing and technical management, while the charterer is generally responsible for securing cargoes, fuel costs and voyage expenses. After giving effect to the acquisition of five containerships that we intend to acquire with the proceeds from this offering, and including one containership of which we expect to take delivery in the third or fourth quarter of 2018, we will have grown our fleet to 31 vessels with an aggregate carrying capacity of 170,901 TEU and an average fleet age of 10.0 years. Additionally, we have options to acquire four additional containerships, which would expand our fleet further.

We believe this is a favorable time to invest in the containership sector by acquiring quality second-hand vessels for which we see attractive employment opportunities. Containership prices remain at levels that are significantly below their 15-year historical averages and the time charter market for containerships started to show signs of improvement in 2017 and has continued to do so in the first half of 2018.

We expect to be able to continue to acquire containerships at attractive prices and capitalize on our low-cost operating structure, which we believe will allow us to maximize the return on investment for our unit holders as a result of expected increased positive cash flow from operations and expected appreciation in the value of our vessels as the market continues to recover.

We also intend to leverage the scale, experience, reputation and relationships of Navios Holdings with maritime industry participants and global financial institutions to continue to expand our fleet through selective acquisitions of vessels and to enable us to sustain a lower than industry average cost structure.

We were initially formed as a corporation under the laws of the Republic of the Marshall Islands on April 28, 2017. In connection with our formation, we registered on the N-OTC and completed four private placements of an aggregate of 34,603,100 common shares for total proceeds of approximately $180.3 million, as described in the notes to the historical consolidated financial statements included in this prospectus. In connection with this offering, we converted into a limited partnership under the laws of the Republic of the Marshall Islands at a ratio of approximately 2.868 shares of common stock of Navios Maritime Containers Inc. for each common unit of Navios Containers.

Our Relationship with the Navios Group

One of our key strengths is our relationship with the Navios Group, which includes four publicly traded seaborne shipping companies which together operate 201 vessels as of August 2018, making it one of the largest global shipping groups. In a highly fragmented industry, we believe this relationship provides us with several advantages.

First, we are able to benefit from significant economies of scale not typically available to smaller owners resulting in efficient spreading of overhead and other costs, which in turn results in lower operating expenditures compared to the industry average. In particular, we derive cost efficiencies from Navios Holdings, a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain. In addition, the key members of Navios Holdings’ management team have an average of over 20 years of experience in the shipping industry through which Navios Holdings provides entities within the Navios Group, and us, cost-efficient technical and commercial management, as well as administrative services.

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Code, Treasury Regulations thereunder, and administrative rulings and court decisions, all as in effect as of the date of this prospectus and all of which are subject to change or differing interpretation, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not address any U.S. state or local tax considerations and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Conversion to a Limited Partnership; Election to be Treated as a Corporation. As discussed under “Prospectus Summary—Organizational Structure,” we were previously a private company incorporated under the laws of the Marshall Islands, Navios Maritime Containers Inc., and we converted into a limited partnership organized under the laws of the Marshall Islands, Navios Maritime Containers L.P. In connection with this offering, Navios Maritime Containers L.P. will elect to be treated as a corporation for U.S. federal income tax purposes, with effect from the date of the conversion. As a result, we will be subject to U.S. federal income tax on our income to the extent it is from U.S. sources or is effectively connected with the conduct of a trade or business in the Unites States as discussed below. Unless the context otherwise requires, references in the discussion below to “we,” “our” or “us” are references to Navios Maritime Containers L.P. and any subsidiaries included in its consolidated financial statements.

Taxation of Operating Income. Under the Code, income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel, or the performance of services directly related to the use of a vessel, is treated as “Transportation Income.” Transportation Income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is considered to be 50.0% derived from sources within the United States (“U.S. Source International Transportation Income”). Transportation Income attributable to transportation that both begins and ends in the United States is considered to be 100.0% derived from sources within the United States (“U.S. Source Domestic Transportation Income”). Transportation Income that is attributable to transportation exclusively between non-U.S. destinations is considered to be 100.0% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

We expect that substantially all of our gross income will be attributable to the ownership and operation of containerships and, accordingly, that substantially all of our gross income will constitute Transportation Income. Based on our current plans and expectations regarding our organization and operations, we do not expect to earn U.S. Source Domestic Transportation Income. However, certain of our activities could give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount thereof, which generally would be subject to U.S. federal income taxation, unless the exemption from U.S. federal income taxation under Section 883 of the Code (the “Section 883 Exemption”) applied.

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (the “Section 883 Regulations”), it will not be subject to the net basis and branch profit taxes or the 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption applies only to U.S. Source International Transportation Income and does not apply to U.S. Source Domestic Transportation Income.

We qualify for the Section 883 Exemption if, among other matters, we meet the following three requirements:

•

We are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States with respect to the types of U.S. Source International Transportation Income that we earn (an “Equivalent Exemption”);

MANAGEMENT

Management of Navios Maritime Containers L.P.

Our partnership agreement provides that our general partner will oversee and direct our operations, management and policies on an exclusive basis other than certain powers delegated to, or shared with, our board of directors. The General Partner’s exclusive management authority includes, but is not limited to, the power to cause us to:

•

make any expenditures, lend or borrow money, and assume or guarantee indebtedness and other liabilities, including indebtedness that is convertible into partnership securities; and incur any other obligations;

•	make tax, regulatory and other filings;

•	acquire, dispose, mortgage, pledge, encumber, hypothecate or exchange any or all of our assets;
•	use our assets (including cash on hand) for any purpose consistent with the terms of the partnership agreement, including the financing of the conduct of our operations;

•	negotiate, execute and perform any contracts, conveyances or other instruments; and

•	form, or acquire an interest in, and contribute property and make loans to, any limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships.

Our executive officers will manage our day-to-day activities consistent with the policies and procedures adopted by our general partner. Certain of our executive officers and/or directors also serve as executive officers and/or directors of Navios Holdings and its affiliates or to the Navios Group.

Our board of directors currently consists of five members and, at the time of our conversion into a limited partnership, the size of our board was increased to seven members. At the closing of the offering we will have only six directors, all of whom will be initially appointed by our general partner. Our general partner intends to appoint each of the current members of the board, as well as Efstratios Desypris and Gareth Williams. Following our first annual meeting of unit holders, our board of directors will continue to consist of seven members, three persons who will be appointed by our general partner in its sole discretion and four who will be elected by the common unit holders. The three directors holding seats filled by general partner appointment, Angeliki Frangou, Ted C. Petrone and Efstratios Desypris, will serve as directors for terms determined by our general partner. Directors elected by our common unit holders will be divided into three classes serving staggered three-year terms. Four of the initial seven directors appointed by Navios Holdings will serve until our annual meeting in 2019. At our annual meeting in 2019, our common unit holders will elect four directors. Two of the four directors elected by our common unit holders will be designated as a Class I elected director and will serve until our annual meeting of unit holders in 2020, another of the four directors will be designated as a Class II elected director and will serve until our annual meeting of unit holders in 2021 and the remaining elected director will be designated as a Class III elected director and will serve until our annual meeting of unit holders in 2022. At each subsequent annual meeting of unit holders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unit holders. Directors elected by our common unit holders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 25% of the outstanding common units. The three directors appointed by our general partner will serve until their respective successors are duly appointed by the general partner or until the director’s earlier death, resignation or removal. A director appointed by our general partner may be removed from our board of directors at any time without cause only by our general partner and with cause by either our general partner, the vote of holders of a majority of all classes of equity interests in us voting as a single class or the majority vote of the other members of our board. A director elected by our common unit holders may be removed from our board of directors at any time without cause only by the majority vote of the other members of our board and with cause by the vote of holders of a majority of our outstanding common units or the majority vote of the other members of our board.

We have no employees other than the executive officers listed in this prospectus.

Our general partner owes a fiduciary duty to our unit holders, subject to limitations described under “Conflicts of Interest and Fiduciary Duties.” Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly non-recourse to it. Our partnership agreement authorizes our general partner to negotiate agreements on behalf of the partnership, so that indebtedness or other obligations of the partnership are non-recourse to our general partner, even if obtaining that limitation results in terms that are less favorable to the partnership than would otherwise be the case.

Whenever our general partner makes a determination or takes or declines to take an action in its individual capacity rather than in its capacity as our general partner, it is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to us or any limited partner, and is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement or under the Marshall Islands Act or any other law. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the appointment of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or votes upon the dissolution of the partnership. Actions of our general partner, which are made in its individual capacity, will be made by Navios Holdings, as sole member of our general partner.

Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. The business address of each of our directors and executive officers is 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, Monaco.

Name	Age	Position
Angeliki Frangou	53	Chairman of the Board of Directors and Chief Executive Officer
Chris Christopoulos	40	Chief Financial Officer
George Achniotis	53	Executive Vice President—Business Development
Vasiliki Papaefthymiou	49	Secretary
Efstratios Desypris	45	Director
Konstantinos Maratos	45	Director
Ted C. Petrone	63	Director
Ifigeneia Tzavela	56	Director
Gareth Williams	58	Director

Angeliki Frangou has been our Chairman of the Board of Directors and Chief Executive Officer since our inception. Ms. Frangou has also been Chairman and Chief Executive Officer of Navios Holdings (NYSE: NM) since August 2005. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Partners (NYSE: NMM), an affiliated limited partnership, since August 2007, Chairman and Chief Executive Officer of Navios Acquisition (NYSE: NNA), an affiliated corporation, since March 2008 and Chairman and Chief Executive Officer of Navios Midstream (NYSE: NAP), an affiliated corporation, since March 2014. Ms. Frangou has been the Chairman of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange, and is also a Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. Since 2015, she has also been a Board Member of the

Union of Greek Shipowners, as well as on the Board of Trustees of Fairleigh Dickinson University. Since 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou also acts as Vice Chairman of the China Classification Society Mediterranean Committee, and is a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, and is also a member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in Mechanical Engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in Mechanical Engineering from Columbia University.

Chris Christopoulos has been our Chief Financial Officer since our inception. Mr. Christopoulos has been Senior Vice President—Financial Business Development of Navios Corporation since joining the Navios Group in 2017. Mr. Christopoulos has over 15 years of experience in financial markets and shipping. Before joining us he was a Director in the investment banking division of Bank of America Merrill Lynch where he led the origination, structuring and execution of advisory and capital markets transactions for companies in the transportation sector. Previously he was part of the gaming, leisure and transportation investment banking team at Merrill Lynch, and the industrials investment banking team at CIBC World Markets which he joined in 2004. Mr. Christopoulos received a bachelor of arts degree in Economics from Yale University.

George Achniotis has been our Executive Vice President—Business Development since our inception. Mr. Achniotis is currently Chief Financial Officer of Navios Holdings and previously served as Senior Vice President—Business Development of Navios Holdings from August 2006 to April 2007. Before joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers (“PwC”) in Greece, heading the Piraeus office and the firm’s shipping practice. He became a partner at PwC in 1999 when he set up and headed the firm’s internal audit services department from which all SOX implementation and consultation projects were performed. Mr. Achniotis is currently a Director and Executive Vice President—Business Development of Navios Partners, a New York Stock Exchange traded limited partnership, which is an affiliate of Navios Containers. He has more than 19 years’ experience in the accounting profession with work experience in England, Cyprus and Greece. Mr. Achniotis qualified as a Chartered Accountant in England and Wales in 1991, and holds a Bachelor’s degree in Civil Engineering from the University of Manchester.

Vasiliki Papaefthymiou has been our Secretary since our inception. She has been Executive Vice President—Legal and a member of Navios Holdings’ board of directors since its inception, and prior to that was a member of the board of directors of ISE. Ms. Papaefthymiou has also held various officer and director positions at Navios Acquisition, Navios Partners, Navios Midstream and Navios South American Logistics. Ms. Papaefthymiou has also served as General Counsel for Maritime Enterprises Management S.A. since October 2001, where she has advised the company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as General Counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a master’s degree in maritime law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Piraeus, Greece.

Efstratios Desypris was appointed a member of our board of directors by our general partner effective upon our conversion into a limited partnership. Mr. Desypris is the Chief Financial Officer of Navios Maritime Partners L.P. since January 2010, and Chief Financial Controller of Navios Holdings, the Company’s sponsor, since May 2006. Mr. Desypris is also a Director and Senior Vice President—Business Development of Navios Midstream since October 2014. He also serves as a Director and the SVP—Strategic Planning of Navios South American Logistics Inc and as a Director in Navios Europe. Before joining the Navios Group, Mr. Desypris worked for nine years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

Konstantinos Maratos has been a member of our board of directors since our inception. Mr. Maratos is currently a Managing Director for a Swiss bank in London, prior to which he worked for both Barclays Bank and

Eurobank EFG in the private banking area. Mr. Maratos is a Visiting Professor and Visiting Lecturer on topics such as economics and wealth management for King’s College and Queen Mary in London. Mr. Maratos holds both a B.Sc. in Economics and Politics and a M.Sc. in Financial Management from the University of London, together with a CFA qualification. Mr. Maratos is an independent director of the Company, member and chairman of our Audit committee and a member of our Conflicts committee.

Ted C. Petrone has been a member of our board of directors since our inception. Mr. Petrone has been a member of the Board of Directors of Navios Acquisition since its inception and was also President since its inception until December 2014. He has also been a director of Navios Holdings since May 2007, and served as President of Navios Corporation from September 2006 until December 2014. He currently also serves as Navios Corporation’s Vice Chairman, a position he has held since December 2014. Mr. Petrone has served in the maritime industry for 40 years, 36 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked there in various operational and commercial positions. Mr. Petrone was previously responsible for all the aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a bachelor in science degree in maritime transportation. He has also served aboard U.S. Navy (Military Sealift Command) tankers.

Ifigeneia Tzavela has been a member of our board of directors since our inception. Upon receiving her M.B.A., Ms. Tzavela joined INTEC S.A. a company specialized in the Petroleum Refining and Marine Industries in Greece. Beginning as a Sales Manager with the firm, Ms. Tzavela rose to Managing Director and co-owner of the Company, a title she has held since 1998. Ms. Tzavela received her B.Sc. in Chemistry from the National Kapodistrian University of Athens and her M.B.A. from Stern School of Business at New York University. Ms. Tzavela is a member of our Audit and Conflicts committees and is an independent director.

Gareth Williams was appointed a member of our board of directors by our general partner effective upon our conversion into a limited partnership. Mr. Williams is a qualified solicitor (England and Wales) and is currently a director for an international shipping law firm in Singapore. Mr. Williams has over 30 years’ experience advising in all types of contractual and other disputes related to shipping, international trade and insurance. Mr. Williams holds a Master’s Degree in Law from the University of Oxford. Mr. Williams is a member of our Audit and Conflicts committees and is an independent director.

Reimbursement of Expenses of Our General Partner

Our general partner will not receive any management fee or other compensation for services from us, although it will be entitled to reimbursement for expenses incurred on our behalf. In addition, we will reimburse the Manager and certain affiliates for expenses incurred pursuant to the management and Administrative Services Agreement we will enter into with the Manager.

See “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Management Agreement” and “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Administrative Services Agreement.” Our general partner and its other affiliates will be reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our general partner.

Executive Compensation

Because our executive officers are employees of Navios Holdings, their compensation is set and paid by Navios Holdings, and we will reimburse Navios Holdings for time they spend on partnership matters pursuant to the administrative services agreement. Under the terms of the administrative agreement, we reimburse Navios Holdings for the actual costs and expenses it incurs in providing administrative support services to us. The amount of our reimbursements to Navios Holdings for the time of our officers will depend on an estimate of the

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of units of Navios Maritime Containers L.P. held by beneficial owners of 5.0% or more of the units, each of our directors and officers and all of our directors and our executive officers as a group as of September 3, 2018, prior to this offering, and after giving effect to the consummation of this offering. The following table assumes the issuance of 322,105 common units at an assumed initial offering price of $19.00, the mid-point of the range on the cover of this prospectus, to Navios Partners to partially finance the acquisition of the Hyundai Hongkong.

	Common Units Beneficially Owned Prior to the Offering		Common Units to be Beneficially Owned After the Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage(1)
Navios Partners(2)	4,339,422	36.0%	4,661,527	26.4%
Angeliki Frangou(3)	—	—	—	—
Chris Christopoulos	—	—	—	—
George Achniotis(3)	—	—	—	—
Vasiliki Papaefthymiou(3)	—	—	—	—
Efstratios Desypris(3)	—	—	—	—
Konstantinos Maratos	—	—	—	—
Ted C. Petrone	—	—	—	—
Ifigeneia Tzavela	—	—	—	—
Gareth Williams	—	—	—	—
All directors and executive officers as a group (ten (10) persons)	—	—%	—	—%

(1)	Assumes no exercise of the underwriters’ option. If the underwriters exercise their option in full, Navios Partners’ percentage of total common units to be beneficially owned will decrease to 25.3%.
(2)

Navios Partners is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou, George Achniotis, Kunihide Akizawa, Shunji Sasada, Serafeim Kriempardis, Lampros Theodorou and Orthodoxia Zisimatou.

(3)

Excludes units owned by Navios Partners, on the board of which serves our Chief Executive Officer, Angeliki Frangou. In addition, Ms. Frangou is Navios Partners’ Chief Executive Officer, our Executive Vice President – Business Development, George Achniotis, is Navios Partners’ Executive Vice President – Business Development and Director, our Secretary, Vasiliki Papaefthymiou, is Navios Partners’ Secretary and our director, Efstratios Desypris, is Navios Partners’ Chief Financial Officer.

provisions of the Omnibus Agreement will terminate one year following the date of the change of control of Navios Holdings.

Amendments

The Omnibus Agreement may not be amended without the prior approval of the conflicts committee of our board of directors if the proposed amendment will, in the reasonable discretion of our board of directors, adversely affect holders of our common units.

Management Agreement

On June 7, 2017, we entered into a Management Agreement with the Manager, a subsidiary of Navios Holdings, pursuant to which the Manager provides certain commercial and technical management services to us. These services are to be provided in a commercially reasonable manner in accordance with customary ship management practice and under our direction. The Manager provides these services to us directly but may subcontract for certain of these services with other entities, including other Navios Holdings subsidiaries.

The commercial and technical management services include:

•

the commercial and technical management of the vessels: managing day-to-day vessel operations including negotiating charters and other employment contracts with respect to the vessels and monitoring payments thereunder, ensuring regulatory compliance, arranging for the vetting of vessels, procuring and arranging for port entrance and clearance, appointing counsel and negotiating the settlement of all claims in connection with the operation of each vessel, appointing adjusters and surveyors and technical consultants as necessary, and providing technical support;

•

vessel maintenance and crewing: including supervising the maintenance and general efficiency of vessels, and ensuring the vessels are in seaworthy and good operating condition, arranging our hire of qualified officers and crew, arranging for all transportation, board and lodging of the crew, negotiating the settlement and payment of all wages; and

•

purchasing and insurance: purchasing stores, supplies and parts for vessels, arranging insurance for vessels (including marine hull and machinery insurance, protection and indemnity insurance and war risk and oil pollution insurance).

The initial term of the Management Agreement expires on June 7, 2022, with respect to each vessel in our initial fleet and all vessels of a similar size and type that we acquire and entrust to the Manager. Pursuant to the terms of the Management Agreement, we are paying the Manager a fixed daily fee of $6,100 for containerships from 3,000 TEU up to 5,500 TEU, $6,700 for containerships from 5,500 TEU up to 8,000 TEU and $7,400 for containerships from 8,000 TEU up to 10,000 TEU until June 2019. This fixed daily fee covers all of our vessel operating expenses, other than certain extraordinary fees and costs. Drydocking and special survey are paid to the Manager at cost. During the remaining three years of the term of the Management Agreement, we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. Actual operating costs and expenses will be determined in a manner consistent with how the fixed fees were determined. Management fees under the Management Agreement for the six months ended June 30, 2018, for the period from April 28, 2017 (date of inception) to June 30, 2017 and for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $24.1 million, $0.7 million and $16.5 million, respectively.

The Management Agreement may be terminated prior to the end of its initial term by us upon 120 days’ notice if there is a change of control of the Manager or by the Manager upon 120 days’ notice if there is a change of control of us or our general partner. In addition, the Management Agreement may be terminated by us or by the Manager upon 120 days’ notice if:

•	the other party breaches the agreement in any material respect which remains unremedied;

•	any hire expense adjustment incurred in connection with any time charter of our containerships to the Navios Maritime Entities or its affiliates.

Under the Management Agreement, neither we nor the Manager will be liable for failure to perform any of our or its obligations, respectively, under the Management Agreement by reason of any cause beyond our or its reasonable control.

In addition, the Manager will have no liability to us for any loss arising in the course of the performance of the commercial and technical management services under the Management Agreement unless and to the extent that such loss is proved to have resulted solely from the fraud, gross negligence or willful misconduct of the Manager or its employees, in which case (except where such loss has resulted from the Manager’s intentional personal act or omission and with knowledge that such loss would probably result) the Manager’s liability will be limited to $3.0 million for each incident or series of related incidents.

Further, under our Management Agreement, we have agreed to indemnify the Manager and its employees and agents against all actions which may be brought against them under the Management Agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, or otherwise relating to pollution or the environment, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such action, provided however that such indemnity excludes any or all losses which may be caused by or due to the fraud, gross negligence or willful misconduct of the Manager or its employees or agents, or any breach of the Management Agreement by the Manager.

Administrative Services Agreement

On June 7, 2017, we entered into an Administrative Services Agreement with the Manager, pursuant to which the Manager provides certain administrative management services to us. The agreement has an initial term of five years from June 7, 2017.

The Administrative Services Agreement may be terminated prior to the end of its term by us upon 120 days’ notice if there is a change of control of the Manager or by the Manager upon 120 days’ notice if there is a change of control of us or our general partner. In addition, the Administrative Services Agreement may be terminated by us or by the Manager upon 120 days’ notice if:

•	the other party breaches the agreement in any material respect which remains unremedied;

•	a receiver is appointed for all or substantially all of the property of the other party;

•	an order is made to wind up the other party;

•	a final judgment, order or decree that materially and adversely affects the other party’s ability to perform the Management Agreement is obtained or entered and not vacated, discharged or stayed; or

•

the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or for liquidation, is adjudged insolvent or bankrupt or commences any reorganization proceedings.

Furthermore, at any time after the first anniversary of the Administrative Services Agreement, the Administrative Services Agreement may be terminated by us or by the Manager upon 365 days’ notice for any reason other than those described above.

The administrative services include:

•

bookkeeping, audit and accounting services: assistance with the maintenance of our corporate books and records, assistance with the preparation of our tax returns and arranging for the provision of audit and accounting services;

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix B. We will provide prospective investors with a copy of the agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to the fiduciary duties of our general partner and our directors, please read “Conflicts of Interest and Fiduciary Duties;” and

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units.”

The general partner interest, which is represented by a general partner unit, is a non-economic interest, meaning our general partner does not participate in our distributions, profits or losses by reason of owning its general partner interest.

Organization and Duration

We were initially organized on April 28, 2017 as a Marshall Islands corporation and converted to a Marshall Islands limited partnership in connection with this offering and have perpetual existence.

Purpose

Our purpose under the partnership agreement is to engage in any business activities that may lawfully be engaged in by a limited partnership pursuant to the Marshall Islands Act.

Although our general partner has the ability to cause us, our operating subsidiary and its subsidiaries to engage in activities other than the marine transportation services, it has no current plans to do so. Our general partner will oversee and direct our operations, management and policies on an exclusive basis, other than certain powers delegated to, or shared with, our board of directors.

Power of Attorney

Each limited partner, and each person who acquires a common unit from a common unit holder grants to our the chairman and vice chairman of our board of directors and our chief executive officer and president and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our board of directors the authority to amend, and to make consents and waivers under, the partnership agreement.

Capital Contributions

Common unit holders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following matters require the common unit holder vote specified below. Matters requiring the approval of a “unit majority” requires the approval of a majority of the outstanding common units.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unit holders. If at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to beneficial owners of our common units.

This discussion is based upon provisions of the Internal Revenue Code, (the “Code”), U.S. Treasury Regulations, and administrative rulings and court decisions, all as in effect or in existence on the date of this prospectus and all of which are subject to change or differing interpretations by the Internal Revenue Service (the “IRS”) or a court, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of ownership of our common units to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Navios Maritime Containers L.P.

The following discussion applies only to beneficial owners of common units that acquired the common units in this offering and own the common units as “capital assets” (generally, property held for investment purposes). The following discussion does not address all aspects of U.S. federal income taxation which may be important to particular beneficial owners of common units in light of their individual circumstances, such as (i) beneficial owners of common units subject to special tax rules (e.g., banks or other financial institutions, real estate investment trusts, regulated investment companies, insurance companies, broker-dealers, traders that elect to mark-to-market for U.S. federal income tax purposes, tax-exempt organizations and retirement plans, individual retirement accounts and tax-deferred accounts, persons that acquire the common units as compensation or former citizens or long-term residents of the United States) or to persons that will hold the common units as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, (ii) S corporations, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or their shareholders or partners, (iii) U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar, or (iv) beneficial owners of common units that actually or constructively own 2.0% or more (by vote or value) of our common units or are otherwise entitled to claim a “participation exemption” with respect to our common units, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

No ruling has been obtained or will be requested from the IRS, regarding any matter affecting us or prospective holders of our common units. The opinions and statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

This discussion does not contain information regarding any state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units.

Each prospective beneficial owner of our common units should consult its own tax advisor regarding the U.S. federal, state, local, and other tax consequences of the ownership or disposition of common units.

Conversion to a Limited Partnership; Election to be Treated as a Corporation

As discussed under “Prospectus Summary—Organizational Structure,” we were previously a private company incorporated under the laws of the Marshall Islands, Navios Maritime Containers Inc., and we converted into a limited partnership organized under the laws of the Marshall Islands, Navios Maritime Containers L.P. In connection with this offering, Navios Maritime Containers L.P. will elect to be treated as a corporation for U.S. federal income tax purposes with effect from the date of the conversion. Since Navios Maritime Containers L.P. will be treated as a corporation for U.S. federal income tax purposes, among other

Listing

We have been authorized to list the common units on the Nasdaq Global Select Market under the symbol “NMCI.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of common units to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common units. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our partnership and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the common units may not develop. It is also possible that after the offering the common units will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the common units in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the common units is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common units. However, the representatives may engage in transactions that stabilize the price of the common units, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common units in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common units described above. The underwriters may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions and the financial advisory fee, in connection with this offering, which we will be required to pay.

SEC registration fee	$15,071
Financial Industry Regulatory Authority, Inc. filing fee	18,658
The Nasdaq Global Select Market listing fee	125,000
Legal fees and expenses	2,000,000
Accounting fees and expenses	200,000
Printing and engraving costs	300,000
Transfer and distribution agent fees	100,000
Miscellaneous	441,271

Total	$3,200,000

All amounts are estimated, except the SEC registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and the Nasdaq Global Select Market listing fee.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered in this prospectus, you may wish to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference room.

Upon completion of this offering, we will be subject to the information requirements of the Exchange Act, and, in accordance therewith, we will be required to file with the SEC annual reports on Form 20-F within four months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website at www.navios-containers.com, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our directors and executive officers and principal unit holders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to furnish or make available to our unit holders annual reports containing our audited consolidated financial statements prepared in accordance with U.S. GAAP and make available to our unit holders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year. Our annual report will contain a detailed statement of any transactions with our general partner or its affiliates, and of fees, commissions, compensation and other benefits paid or accrued to our general partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Navios Maritime Containers L.P.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Navios Maritime Containers L.P. (the “Company”) as of December 31, 2017, and the related consolidated statements of operations, changes in partners’ capital and cash flows for the period from inception (April 28, 2017) through December 31, 2017 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Navios Maritime Containers L.P. at December 31, 2017, and the consolidated results of its operations and its cash flows for the period from inception (April 28, 2017) through December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we were required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as Company’s auditor since 2018.

Athens, Greece

June 15, 2018

(except for Notes 1, 13 and 14 as to which the date is September 13, 2018)

NAVIOS MARITIME CONTAINERS L.P.

CONSOLIDATED BALANCE SHEET

(Expressed in thousands of U.S. dollars—except for unit data)

	Notes	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	2,3	$14,221
Restricted Cash	2,3	280
Accounts receivable, net	4	642
Balance due from related parties, current	11	5,643
Inventories		536
Prepaid and other current assets		49

Total current assets		21,371

Vessels, net	5	177,597
Intangible Assets	6	58,496
Deferred dry dock and special survey costs, net		3,582
Balance due from related parties, non-current	8,11	5,765

Total non-current assets		245,440

Total assets		$266,811

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$582
Accrued expenses		3,934
Deferred income and cash received in advance		2,544
Current portion of long-term debt, net	7,8	42,499

Total current liabilities		49,559

Long-term debt, net of current portion	7,8	76,534

Total non-current liabilities		76,534

Total liabilities		126,093

Commitments and contingencies	10
Partners’ capital
Common unit holders (10,161,890 units issued and outstanding as of December 31, 2017)	14	140,718
Total Partners’ capital		140,718

Total liabilities and Partners’ capital		$266,811

See notes to consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars—except for unit and per unit data)

	Notes	Period from April 28, 2017 (date of inception) to December 31, 2017
Revenue	2	39,188
Time charter and voyage expenses	2	(1,257)
Direct vessel expenses		(672)
Management fees (entirely through related parties transactions)	11	(16,488)
General and administrative expenses	11	(2,262)
Depreciation and amortization	5,6	(13,578)
Interest expense and finance cost, net		(2,268)
Other expense, net		(25)

Net income		$2,638

Net earnings per common unit, basic and diluted	13	$0.41
Weighted average number of common units, basic and diluted	13	6,404,872

See notes to consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. dollars—except for unit data)

For the period from April 28, 2017 (date of inception) to December 31, 2017

	Common Unit holders
	Units	Amount	Total Partners’ Capital
Balance, April 28, 2017 (date of inception)	—	$—	$—
Proceeds from private placements, net of offering costs	10,161,890	142,503	142,503
Deemed distribution	—	(4,423)	(4,423)
Net income	—	2,638	2,638
Balance, December 31, 2017	10,161,890	$140,718	$140,718

See notes to consolidated financial statements.

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Containers Inc. (“Navios Containers Inc.”) was incorporated in the Republic of the Marshall Islands on April 28, 2017. The Company is a growth vehicle dedicated to the container sector of the maritime industry.

Conversion and Initial Public Offering

On September 13, 2018, in connection with the IPO, Navios Containers Inc. was converted into a limited partnership, Navios Maritime Containers L.P. (“Navios Containers L.P.” or the “Company”).

The financial statements of the Company have been presented giving retroactive effect to the conversion described above which was treated as a reorganization made within the context of the Company’s above-mentioned transactions. Accordingly, the consolidated financial statements include the historical financial statements of Navios Containers from April 28, 2017 (its date of incorporation) through December 31, 2017.

As of December 31, 2017, Navios Containers Inc. had a total of 29,148,554 shares of common stock outstanding and a total of 2,477,627 warrants outstanding. Navios Maritime Partners L.P. (“Navios Partners”) holds 9,818,182 common shares representing 33.7% of the equity and Navios Maritime Holdings Inc. (“Navios Holdings”) holds 1,000,000 common shares representing 3.4% of the equity of Navios Containers Inc. Each of Navios Partners and Navios Holdings also holds warrants, with a five-year term, for 6.8% and 1.7% of the total equity of Navios Containers Inc., respectively.

Navios Containers Inc. also registered its shares for trading on the Norwegian Over-The-Counter Market (the “N-OTC”) on June 12, 2017 under the ticker NMCI.

The operations of Navios Containers L.P. are managed by a wholly-owned subsidiary of Navios Holdings (the “Manager”), from its offices in Piraeus, Greece, Singapore and Monaco.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of Presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company had no items of other comprehensive income for the period April 28, 2017 (date of inception) to December 31, 2017.

Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

Early Adoption of ASU 2017-01, “Business Combinations” (Topic 805): In January 2017, FASB issued ASU 2017-01, “Business Combinations” to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively

NOTE 8: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Long-term debt: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs.

Balance due from related parties, non-current: The carrying amount of due from related parties long-term reported in the balance sheet approximates its fair value.

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2017
	Book Value	Fair Value
Cash and cash equivalents	$14,221	$14,221
Long-term debt, including current portion, net	$(119,033)	$(120,660)
Long-term receivable from related companies	$(5,765)	$(5,765)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at December 31, 2017
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$14,221	$14,221	$—	$—
Long-term debt, including current portion, net(1)	$(120,660)	$—	$(120,660)	$—
Long-term receivable from related companies(2)	$(5,765)	$—	$(5,765)	$—

(1)

The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

(2)

The fair value of the Company’s receivable from related companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

Consideration payable to Navios Partners: The Company used the proceeds of the private placement on June 8, 2017, to acquire five 4,250 TEU vessels from Navios Partners for a total purchase price of $64,000. The payment terms included a $24,000 sellers’ credit by Navios Partners for a period of up to 90 days at LIBOR plus 375 bps. On June 30, 2017 and August 29, 2017, the Company paid to Navios Partners $10,000 and $14,000, respectively, in relation to this agreement. As of December 31, 2017, the amount due and the interest payable to Navios Partners related to this agreement was $0. Interest expense for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $189, and is included in “Interest expense and finance cost, net” in the consolidated statements of income.

Omnibus Agreement: On June 7, 2017, the Company entered into an omnibus agreement with Navios Acquisition, Navios Holdings, Navios Partners and Navios Maritime Midstream Partners L.P. (“Navios Midstream”), pursuant to which Navios Acquisition, Navios Holdings, Navios Partners, Navios Midstream and their controlled affiliates generally have granted a right of first refusal over any containerships to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream or any of their controlled affiliates to compete with the Company under specified circumstances.

NOTE 12: SEGMENT INFORMATION

The Company reports financial information and evaluates its operations by charter revenues. The Company does not use discrete financial information to evaluate operating results for each type of charter or by sector. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

The following table sets out operating revenue by geographic region for the Company’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Revenues from specific geographic regions which contribute over 10% of total revenue are disclosed separately.

Year Ended December 31, 2017
Asia	$34,233
Europe	$4,955

Total Revenue	$39,188

NOTE 13: EARNINGS PER UNIT

The unit and per unit data included in the accompanying consolidated financial statements have been restated to reflect the Company’s conversion to a limited partnership, as discussed in Note 14 for the period presented.

Earnings per unit is calculated by dividing net income available to common unit holders by the weighted average number of common units of Navios Containers L.P. outstanding during the period.

The general partner interest is a non-economic interest, meaning Company’s general partner, Navios Maritime Containers GP LLC, does not participate in Company’s distributions, profits or losses by reason of owning its general partner interest.

The calculations of the basic and diluted earnings per unit are presented below.

Period from April 28, 2017 (date of inception) to December 31, 2017
Numerator
Net income	$2,638
Denominator:
Denominator for basic and diluted earnings per common unit—weighted average number of common units	6,404,872
Basic and diluted net earnings per common unit	$0.41

NOTE 14: PARTNERS’ CAPITAL

Navios Containers L.P.

Common units represent limited partnership interests in the Company. The holders of common units are entitled to participate pro rata in distributions from the Company and to exercise the rights or privileges that are available to common unit holders under the Company’s partnership agreement. The common unit holders have limited voting rights. The vote of the holders of at least 75% of all outstanding common units is required to remove the general partner.

Navios Containers Inc.

On June 8, 2017, Navios Containers Inc. closed its initial private placement and issued 10,057,645 shares at a subscription price of $5.00 per share resulting in gross proceeds of $50,288. Navios Partners invested $30,000 and received 6,000,000 shares, and Navios Holdings invested $5,000 and received 1,000,000 shares. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively, at an exercise price of $5.00 per share.

On August 29, 2017, Navios Containers Inc. closed a follow-on private placement and issued 10,000,000 shares at a subscription price of $5.00 per share resulting in gross proceeds of $50,000. Navios Partners invested $10,000 and received 2,000,000 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.00 per share.

On November 9, 2017, Navios Containers Inc. closed a follow-on private placement and issued 9,090,909 shares at a subscription price of $5.50 per share, resulting in gross proceeds of $50,000. Navios Partners invested $10,000 and received 1,818,182 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.50 per share.

As of December 31, 2017, Navios Partners holds 9,818,182 common shares representing 33.7% of the total equity and Navios Holdings holds 1,000,000 common shares representing 3.4% of the total equity of Navios Containers. Each of Navios Partners and Navios Holdings also holds warrants, with a five-year term, for 6.8% and 1.7% of the total equity of Navios Containers Inc., respectively.

Following the private placements described above, Navios Containers Inc. had a total of 29,148,554 shares of common stock outstanding and a total of 2,477,627 warrants outstanding, as of December 31, 2017. The warrants entitle the holders to subscribe for new shares at the respective exercise prices, and shall vest ratably in three equal installments when the closing price of the common shares as quoted on the N-OTC or similar quotation system or association reaches or exceeds, for ten consecutive trading days, each of the following thresholds: (i) 125% of the respective warrant exercise price, (ii) 145% of the respective warrant exercise price and (iii) 165% of the respective warrant exercise price. The warrant exercise period will end on the earlier of either the date falling on the fifth anniversary of each respective warrant issuance or if prior to the fifth anniversary, when the Company converts from a corporation into a limited partnership organized under the laws of the Marshall Islands.

Navios Containers Inc. has classified these warrants as equity instruments in accordance with ASC-815.

On September 13, 2018, the Company converted the issued common shares to common units.

NOTE 15: SUBSEQUENT EVENTS

In February 2018, the Company agreed to acquire one 2010-built 4,250 TEU containership for a purchase price of $11,780. The vessel is expected to be delivered in the first quarter of 2018. The Company expects to finance the acquisition with cash on its balance sheet and $6,000 from an existing credit facility.

NAVIOS MARITIME CONTAINERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars—except for unit data)

	Notes	June 30, 2018	December 31, 2017
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents	2,3	$40,455	$14,221
Restricted Cash	2	645	280
Accounts receivable, net	4	729	642
Balance due from related parties, current	10	9,824	5,643
Inventories		331	536
Prepaid and other current assets		2,702	49

Total current assets		54,686	21,371

Vessels, net	5	239,129	177,597
Intangible Assets	6	39,700	58,496
Deferred dry dock and special survey costs, net		4,743	3,582
Balance due from related parties, non-current	8,10	7,038	5,765
Other long term assets		457	—

Total non-current assets		291,067	245,440

Total assets		$345,753	$266,811

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$1,470	$582
Accrued expenses		3,978	3,934
Deferred income and cash received in advance		2,339	2,544
Financial liability short term, net	7,8	3,111	—
Current portion of long-term debt, net	7,8	15,192	42,499

Total current liabilities		26,090	49,559

Long-term financial liability, net of current portion	7,8	33,591	—
Long-term debt, net of current portion	7,8	108,771	76,534

Total non-current liabilities		142,362	76,534

Total liabilities		$168,452	$126,093

Commitments and contingencies	9
Partners’ capital
Common unit holders (12,063,476 and 10,161,890 units issued and outstanding as of June 30, 2018 and December 31, 2017, respectively)	12	177,301	140,718

Total Partners’ capital		177,301	140,718

Total liabilities and Partners’ capital		$345,753	$266,811

See notes to condensed consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars—except for unit and per unit data)

	Notes	Three Month Period Ended June 30, 2018	Period from April 28, 2017 (date of inception) to June 30, 2017	Six Month Period Ended June 30, 2018
		(unaudited)	(unaudited)	(unaudited)
Revenue		$31,508	$3,102	$61,425
Time charter and voyage expenses		(714)	(1)	(1,525)
Direct vessel expenses		(232)	—	(460)
Management fees (entirely through related parties transactions)	10	(12,449)	(702)	(24,088)
General and administrative expenses	10	(1,670)	(117)	(3,360)
Depreciation and amortization	5,6	(9,871)	(1,320)	(20,437)
Interest expense and finance cost, net		(2,067)	(80)	(3,938)
Other expense, net		(18)	(1)	(89)

Net income		$4,487	$881	$7,528

Net earnings per common unit, basic and diluted	11	$0.37	$0.25	$0.67
Weighted average number of common units, basic and diluted	11	12,063,476	3,506,338	11,307,044

See notes to condensed consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. dollars—except for unit data)

	Common unit holders		Total Partners’ Capital
	Units	Amount
Balance April 28, 2017 (date of inception)	—	$—	$—
Proceeds from private placements, net of offering costs	3,506,338	47,324	47,324
Deemed distribution	—	(4,423)	(4,423)
Net income	—	881	881

Balance, June 30, 2017	3,506,338	$43,782	43,782

Balance December 31, 2017	10,161,890	$140,718	$140,718
Proceeds from private placements, net of offering costs	1,901,586	29,055	29,055
Net income	—	7,528	7,528

Balance, June 30, 2018	12,063,476	$177,301	$177,301

See notes to condensed consolidated financial statements.

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Containers Inc. (“Navios Containers Inc.”) was incorporated in the Republic of the Marshall Islands on April 28, 2017.

Conversion into Limited Partnership

On September 13, 2018, in connection with the IPO, Navios Containers Inc. was converted into a limited partnership, Navios Maritime Containers L.P. (“Navios Containers L.P.” or the “Company”). The Company is a growth vehicle dedicated to the container sector of the maritime industry.

The financial statements of the Company have been presented giving retroactive effect to the conversion described above which was treated as a reorganization made within the context of the Company’s above-mentioned transactions. Accordingly, the consolidated financial statements include the historical financial statements of Navios Containers for the three and six month periods ended June 30, 2018.

As of June 30, 2018, the Company had a total of 34,603,100 shares of common stock outstanding and a total of 2,941,264 warrants outstanding. Navios Maritime Partners L.P. (“Navios Partners”) holds 12,447,277 common shares representing 36.0% of the equity and Navios Maritime Holdings Inc. (“Navios Holdings”) holds 1,090,909 common shares representing 3.2% of the equity of the Company. Each of Navios Partners and Navios Holdings also holds warrants, with a five-year term, for 6.8% and 1.7% of the total equity of the Company, respectively.

The Company also registered its shares for trading on the Norwegian Over-The-Counter Market (N-OTC) on June 12, 2017 under the ticker NMCI.

The operations of the Company are managed by a wholly-owned subsidiary of Navios Holdings (the “Manager”), from its offices in Piraeus, Greece, Singapore and Monaco.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)

Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Company’s consolidated financial positions, statement of changes in equity, statements of income and cash flows for the periods presented. The condensed balance sheet data as of December 31, 2017, was derived from audited financial statements, and as permitted by the requirements for interim financial statements, does not include information and disclosures required by accounting principles generally accepted in the United States of America (U.S. GAAP) for complete financial statements. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under U.S. GAAP for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes as of December 31, 2017. Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these interim condensed consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

Beginning January 1, 2018, the Company adopted ASU 2016-18, “Statements of Cash Flows: Restricted Cash”

Consideration payable to Navios Partners: The Company used the proceeds of the private placement on June 8, 2017, to acquire five 4,250 TEU vessels from Navios Partners for a total purchase price of $64,000. The payment terms included a $24,000 sellers’ credit by Navios Partners for a period of up to 90 days at LIBOR plus 375 bps. On June 30, 2017 and August 29, 2017, the Company paid to Navios Partners $10,000 and $14,000, respectively, in relation to this agreement. As of June 30, 2018 and December 31, 2017, the amount due and the interest payable to Navios Partners related to this agreement was $0.

Omnibus Agreement: On June 7, 2017, the Company entered into an omnibus agreement with Navios Maritime Acquisition Corporation (“Navios Acquisition”), Navios Holdings, Navios Partners and Navios Maritime Midstream Partners L.P. (“Navios Midstream”), pursuant to which Navios Acquisition, Navios Holdings, Navios Partners, Navios Midstream and their controlled affiliates generally have granted a right of first refusal over any containerships to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream or any of their controlled affiliates to compete with the Company under specified circumstances.

NOTE 11: EARNINGS PER UNIT

The unit and per unit data included in the accompanying condensed consolidated financial statements have been restated to reflect the Company’s conversion to a limited partnership, as discussed in Note 12 for the periods presented.

Earnings per unit is calculated by dividing net income available to common unit holders by the weighted average number of common units of Navios Containers L.P. outstanding during the period.

The general partner interest is a non-economic interest, meaning Company’s general partner, Navios Maritime Containers GP LLC, does not participate in Company’s distributions, profits or losses by reason of owning its general partner interest.

The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period Ended June 30, 2018	Period from April 28, 2017 (date of inception) to June 30, 2017	Six Month Period Ended June 30, 2018
Numerator
Net income	$4,487	$881	$7,528
Denominator:
Denominator for basic and diluted earnings per common unit—weighted average number of common units	12,063,476	3,506,338	11,307,044
Basic and diluted net earnings per common unit	0.37	0.25	0.67

NOTE 12: PARTNERS’ CAPITAL

Navios Containers L.P.

Common units represent limited partnership interests in the Company. The holders of common units are entitled to participate pro rata in distributions from the Company and to exercise the rights or privileges that are available to common unit holders under the Company’s partnership agreement. The common unit holders have limited voting rights. The vote of the holders of at least 75% of all outstanding common units is required to remove the general partner.

Navios Containers Inc.

On June 8, 2017, Navios Containers closed its private placement and issued 10,057,645 shares for $50,288 of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $30,000 and received

6,000,000 shares and Navios Holdings invested $5,000 and received 1,000,000 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.00 per share.

As of December 31, 2017, the Company had 29,148,554 shares of common stock outstanding and a total of 2,477,627 warrants outstanding.

On March 13, 2018, Navios Containers Inc. closed a follow-on private placement and issued 5,454,546 shares at a subscription price of $5.50 per share, resulting in gross proceeds of $30,000. Navios Partners invested $14,460 and received 2,629,095 shares and Navios Holdings invested $500 and received 90,909 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.50 per share.

Following the private placement described above, Navios Containers Inc. had a total of 34,603,100 shares of common stock outstanding and a total of 2,941,264 warrants outstanding as of June 30, 2018.

The warrants entitle the holders to subscribe for new shares at the respective exercise prices, and shall vest ratably in three equal installments when the closing price of the common shares as quoted on the N-OTC or similar quotation system or association reaches or exceeds, for ten consecutive trading days, each of the following thresholds: (i) 125% of the respective warrant exercise price, (ii) 145% of the respective warrant exercise price and (iii) 165% of the respective warrant exercise price. The warrant exercise period will end on the earlier of either the date falling on the fifth anniversary of each respective warrant issuance or, if prior to the fifth anniversary, when the Company converts from a corporation into a limited partnership organized under the laws of the Marshall Islands.

Navios Containers has classified these warrants as equity instruments in accordance with ASC-815.

On September 13, 2018, the Company converted the issued common shares to common units (see Note 13).

NOTE 13: SUBSEQUENT EVENTS

a)	On September 13, 2018, the Company converted the issued common shares to common units.

b)

In July 2018, the Company agreed to acquire from an unrelated third party one 2009-built 4,563 TEU containership, for a purchase price of $13,900. The Vessel is expected to be delivered to Navios Containers’ owned fleet in the third or fourth quarter of 2018.

c)

On July 27, 2018, the Company completed the sale and leaseback of two additional vessels for approximately $13,000 and repaid $12,735 of the outstanding amount under its facilities maturing in the fourth quarter of 2019.

“Unitholders” means the holders of Units.

“Unit Majority” means at least a majority of the Outstanding Common Units.

“U.S. GAAP” means United States generally accepted accounting principles consistently applied.

“Withdrawal Opinion of Counsel” has the meaning assigned to such term in Section 11.1(b).

Section 1.2    Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the term “include” or “includes” means includes, without limitation, and “including” means including, without limitation; and (d) the terms “hereof”, “herein” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II

ORGANIZATION

Section 2.1    Formation. The Partnership was originally formed as the Predecessor, a Republic of the Marshall Islands corporation, on April 28, 2017. On September 13, 2018, the Predecessor continued its existence and converted into a Republic of the Marshall Islands limited partnership pursuant to the provisions of the Marshall Islands Act. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Marshall Islands Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

Section 2.2    Name. The name of the Partnership is “Navios Maritime Containers L.P.” The Partnership’s business may be conducted under any other name or names as determined by the Board of Directors. The words “Limited Partnership” or the letters “L.P.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The Board of Directors may change the name of the Partnership at any time and from time to time in compliance with the requirements of the Marshall Islands Act and shall notify the General Partner and the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3    Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the Board of Directors, the registered office of the Partnership in the Republic of the Marshall Islands shall be located at Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MII 96960 and the registered agent for service of process on the Partnership in the Republic of the Marshall Islands at such registered office shall be The Trust Company of the Marshall Islands, Inc. Unless and until changed by the Board of Directors, the registered agent for service of process on the Partnership in the United States shall be CT Corporation System located at 111 8th Avenue, New York, New York 10011. The principal office of the Partnership shall be any place as the Board of Directors may from time to time designate by notice to the General Partner and the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the Republic of the Marshall Islands as the Board of Directors determines to be necessary or appropriate. The address of the General Partner shall be at c/o Navios Maritime Holdings Inc. at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

B-9

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Section 9 of the Republic of the Marshall Islands Revised Partnership Act provides as follows:

Indemnification. Subject to such standards and restrictions, if any, as are set forth in its partnership agreement, a partnership may, and shall have the power to, indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

The section of the prospectus entitled “The Partnership Agreement—Indemnification” discloses that we will generally indemnify our directors and officers and the other affiliates of our general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events in which such person is involved by reason of their status as, among others, director, officer or general partner affiliate. The section of the prospectus entitled “The Partnership Agreement—Indemnification” is incorporated herein by this reference. Reference is also made to the Underwriting Agreement filed as Exhibit 1.1 to this registration statement in which Navios Holdings and certain of the Navios entities will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and to contribute to payments that may be required to be made in respect of these liabilities.

Item 7. Recent Sales of Unregistered Securities.

Since our formation on April 28, 2017, we have made the following sales of unregistered securities:

On June 8, 2017, Navios Maritime Containers Inc. (“NMCI”) issued an aggregate of 10,057,645 shares to 19 investors, including Navios Maritime Partners L.P. (“Navios Partners”) and Navios Maritime Holdings Inc. (“Navios Holdings”), which also received warrants, with a five-year term, for 6.8% and 1.7%, respectively, of the first $125 million of NMCI equity (excluding shares issued to Navios Partners and Navios Holdings).

On August 29, 2017, NMCI issued an aggregate of 10,000,000 shares to 24 investors, including Navios Partners.

On November 9, 2017, NMCI issued an aggregate of 9,090,909 shares to 20 investors, including Navios Partners.

On March 13, 2018, NMCI issued an aggregate of 5,454,546 shares to 20 investors, including Navios Partners and Navios Holdings.

The issuances of the securities in the transactions described above were deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance upon Section 4(a)(2) of the Securities Act and/or Regulation S promulgated thereunder. The securities were issued directly by Navios Maritime Containers Inc. and did not involve a public offering or general solicitation. The recipients of such securities represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.

There have been no other sales of unregistered securities since March 13, 2018.

Item 8. Exhibits and Financial Statement Schedules.

Exhibit Number	Description

1.1	Form of Underwriting Agreement.

2.1	Amended and Restated Plan of Conversion of Navios Maritime Containers Inc.

Exhibit Number	Description

2.2	Certificate of Conversion of Navios Maritime Containers Inc.

3.1	Certificate of Limited Partnership of Navios Maritime Containers L.P.

3.2	Agreement of Limited Partnership of Navios Maritime Containers L.P.

3.3**	Certificate of Formation of Navios Maritime Containers Inc.

5.1	Opinion of Reeder & Simpson, P.C. as to the legality of the securities being registered.

8.1	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP relating to certain tax matters.

10.1**	Supplemental Agreement, dated June 30, 2017, to Facility Agreement, dated May 30, 2008, giving effect to Amended and Restated Facility Agreement, dated June 30, 2017, among Olympia II Navigation Limited, Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited and ABN AMRO BANK N.V.

10.1.1**	Supplemental Agreement, dated July 27, 2017, to the Amended and Restated Facility Agreement, dated June 30, 2017, among Olympia II Navigation Limited, Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited and ABN AMRO BANK N.V.

10.1.2**	Supplemental Agreement, dated December 1, 2017, to the Amended and Restated Facility Agreement, dated June 30, 2017, among Olympia II Navigation Limited, Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited and ABN AMRO BANK N.V.

10.1.3**	Supplemental Agreement, dated June 29, 2018, to the Amended and Restated Facility Agreement, dated June 30, 2017, among Olympia II Navigation Limited, Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited and ABN AMRO BANK N.V.

10.2**	Facility Agreement, dated July 27, 2017, between Navios Maritime Containers Inc. and ABN AMRO BANK N.V.

10.2.1**	Supplemental Agreement, dated December 1, 2017, to the Facility Agreement, dated July 27, 2017, between Navios Maritime Containers Inc. and ABN AMRO BANK N.V.

10.2.2**	Supplemental Agreement, dated June 29, 2018, to the Facility Agreement, dated July 27, 2017, between Navios Maritime Containers Inc. and ABN AMRO BANK N.V.

10.3**	Loan Agreement, dated December 20, 2017, among Theros Ventures Limited, Legato Shipholding Inc., Peran Maritime Inc., Zoner Shiptrade S.A. and BNP Paribas.

10.4**	Loan Agreement, dated May 25, 2018, among Nefeli Navigation S.A., the banks and financial institutions listed therein and BNP Paribas.

10.5**	Loan Agreement, dated June 28, 2018, among Fairy Shipping Corporation, Limestone Shipping Corporation, the banks and financial institutions listed therein and HSH Nordbank AG.

10.6**	Omnibus Agreement, dated June 7, 2017, among Navios Acquisition, Navios Holdings, Navios Partners, Navios Midstream, Navios Maritime Containers Inc., and Navios Partners Containers Finance Inc.

10.7**	Management Agreement, dated June 7, 2017, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc.

10.7.1**	Amendment No. 1 to Management Agreement, dated November 23, 2017, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc.

Exhibit Number	Description

10.7.2**	Amendment No. 2 to Management Agreement, dated April 23, 2018, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc.

10.7.3**	Amendment No. 3 to Management Agreement, dated June 1, 2018, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc.

10.8**	Administrative Services Agreement, dated June 7, 2017, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc.

10.9**	Share Purchase Agreement, dated June 11, 2018, between Navios Maritime Partners L.P. and Navios Maritime Containers Inc.

10.10.1**	Bareboat Charters and Memoranda of Agreement by and between Ocean Dazzle Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Jasmer Shipholding Ltd, Inastros Maritime Corp., Jaspero Shiptrade S.A., Thetida Marine Co., Evian Shiptrade Ltd and Anthimar Marine Inc., dated May 25, 2018, providing for the sale and leaseback of the APL Atlanta, APL Denver, APL Los Angeles, APL Oakland, Navios Amaranth and Navios Amarillo, respectively.

10.10.2**	Bareboat Charters and Memoranda of Agreement by and between Ocean Dawn Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited, Olympia II Navigation Limited and Enplo Shipping Limited, dated May 25, 2018, providing for the sale and leaseback of the MOL Dedication, MOL Delight, MOL Destiny, MOL Devotion, Navios Domino (ex MOL Dominance) and Navios Verde, respectively.

10.10.3**	Bareboat Charters and Memoranda of Agreement by and between Ocean Wood Tang Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Bertyl Ventures Co., Isolde Shipping Inc., Rodman Maritime Corp., Silvanus Marine Company, Morven Chartering Inc. and Velour Management Corp., dated May 25, 2018, providing for the sale and leaseback of the Navios Azure, Navios Indigo, Navios Spring, Navios Summer, Navios Verano and Navios Vermillion, respectively.

21.1**	List of Subsidiaries of Navios Maritime Containers L.P.

23.1	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.

23.2**	Consent of Drewry Shipping Consultants Ltd.

23.3	Consent of Reeder & Simpson, P.C. (contained in Exhibit 5.1)

23.4	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (contained in Exhibit 8.1)

24.1**	Power of Attorney (listed on signature page to the registration statement)

99.1**	Consent of person about to become director.

99.2**	Consent of person about to become director.

*	To be provided by amendment
**	Previously filed.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Exhibit Index

Exhibit Number	Description

1.1	Form of Underwriting Agreement.

2.1	Amended and Restated Plan of Conversion of Navios Maritime Containers Inc.

2.2	Certificate of Conversion of Navios Maritime Containers Inc.

3.1	Certificate of Limited Partnership of Navios Maritime Containers L.P.

3.2	Agreement of Limited Partnership of Navios Maritime Containers L.P.

3.3**	Certificate of Formation of Navios Maritime Containers Inc.

5.1	Opinion of Reeder & Simpson, P.C. as to the legality of the securities being registered.

8.1	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP relating to certain tax matters.

10.1**	Supplemental Agreement, dated June 30, 2017, to Facility Agreement, dated May 30, 2008, giving effect to Amended and Restated Facility Agreement, dated June 30, 2017, among Olympia II Navigation Limited, Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited and ABN AMRO BANK N.V.

10.1.1**	Supplemental Agreement, dated July 27, 2017, to the Amended and Restated Facility Agreement, dated June 30, 2017, among Olympia II Navigation Limited, Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited and ABN AMRO BANK N.V.

10.1.2**	Supplemental Agreement, dated December 1, 2017, to the Amended and Restated Facility Agreement, dated June 30, 2017, among Olympia II Navigation Limited, Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited and ABN AMRO BANK N.V.

10.1.3**	Supplemental Agreement, dated June 29, 2018, to the Amended and Restated Facility Agreement, dated June 30, 2017, among Olympia II Navigation Limited, Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited and ABN AMRO BANK N.V.

10.2**	Facility Agreement, dated July 27, 2017, between Navios Maritime Containers Inc. and ABN AMRO BANK N.V.

10.2.1**	Supplemental Agreement, dated December 1, 2017, to the Facility Agreement, dated July 27, 2017, between Navios Maritime Containers Inc. and ABN AMRO BANK N.V.

10.2.2**	Supplemental Agreement, dated June 29, 2018, to the Facility Agreement, dated July 27, 2017, between Navios Maritime Containers Inc. and ABN AMRO BANK N.V.

10.3**	Loan Agreement, dated December 20, 2017, among Theros Ventures Limited, Legato Shipholding Inc., Peran Maritime Inc., Zoner Shiptrade S.A. and BNP Paribas.

10.4**	Loan Agreement, dated May 25, 2018, among Nefeli Navigation S.A., the banks and financial institutions listed therein and BNP Paribas.

10.5**	Loan Agreement, dated June 28, 2018, among Fairy Shipping Corporation, Limestone Shipping Corporation, the banks and financial institutions listed therein and HSH Nordbank AG.

10.6**	Omnibus Agreement, dated June 7, 2017, among Navios Acquisition, Navios Holdings, Navios Partners, Navios Midstream, Navios Maritime Containers Inc., and Navios Partners Containers Finance Inc.

Exhibit Number	Description

10.7**	Management Agreement, dated June 7, 2017, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc.

10.7.1**	Amendment No. 1 to Management Agreement, dated November 23, 2017, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc.

10.7.2**	Amendment No. 2 to Management Agreement, dated April 23, 2018, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc.

10.7.3**	Amendment No. 3 to Management Agreement, dated June 1, 2018, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc.

10.8**	Administrative Services Agreement, dated June 7, 2017, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc.

10.9**	Share Purchase Agreement, dated June 11, 2018, between Navios Maritime Partners L.P. and Navios Maritime Containers Inc.

10.10.1**	Bareboat Charters and Memoranda of Agreement by and between Ocean Dazzle Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Jasmer Shipholding Ltd, Inastros Maritime Corp., Jaspero Shiptrade S.A., Thetida Marine Co., Evian Shiptrade Ltd and Anthimar Marine Inc., dated May 25, 2018, providing for the sale and leaseback of the APL Atlanta, APL Denver, APL Los Angeles, APL Oakland, Navios Amaranth and Navios Amarillo, respectively.

10.10.2**	Bareboat Charters and Memoranda of Agreement by and between Ocean Dawn Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited, Olympia II Navigation Limited and Enplo Shipping Limited, dated May 25, 2018, providing for the sale and leaseback of the MOL Dedication, MOL Delight, MOL Destiny, MOL Devotion, Navios Domino (ex MOL Dominance) and Navios Verde, respectively.

10.10.3**	Bareboat Charters and Memoranda of Agreement by and between Ocean Wood Tang Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Bertyl Ventures Co., Isolde Shipping Inc., Rodman Maritime Corp., Silvanus Marine Company, Morven Chartering Inc. and Velour Management Corp., dated May 25, 2018, providing for the sale and leaseback of the Navios Azure, Navios Indigo, Navios Spring, Navios Summer, Navios Verano and Navios Vermillion, respectively.

21.1**	List of Subsidiaries of Navios Maritime Containers L.P.

23.1	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.

23.2**	Consent of Drewry Shipping Consultants Ltd.

23.3	Consent of Reeder & Simpson, P.C. (contained in Exhibit 5.1)

23.4	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (contained in Exhibit 8.1)

24.1**	Power of Attorney (listed on signature page to the registration statement)

99.1**	Consent of person about to become director.

99.2**	Consent of person about to become director.

*	To be provided by amendment
**	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement (No. 333-225677) on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monte Carlo, Country of Monaco on the 13th day of September, 2018.

NAVIOS MARITIME CONTAINERS INC.

By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chairman, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement (No. 333-225677) has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Angeliki Frangou Angeliki Frangou	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	September 13, 2018

/s/ Chris Christopoulos Chris Christopoulos	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 13, 2018

* Vasiliki Papaefthymiou	Secretary	September 13, 2018

* Konstantinos Maratos	Director	September 13, 2018

* Ted C. Petrone	Director	September 13, 2018

* Ifigeneia Tzavela	Director	September 13, 2018

*By:	/s/ Angeliki Frangou Angeliki Frangou Attorney-in-Fact

Each person whose signature appears below appoints Angeliki Frangou and Chris Christopoulos as his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement (including any amendments thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended and to file the same with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement (No. 333-225677) has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Efstratios Desypris Efstratios Desypris	Director	September 13, 2018

/s/ Gareth Williams Gareth Williams	Director	September 13, 2018

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative of Navios Maritime Containers Inc. in the United States, has signed the Registration Statement in the City of Newark, State of Delaware on the 13th day of September, 2018.

PUGLISI & ASSOCIATES

Authorized Representative

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated June 15, 2018 (except for Notes 1, 13 and 14, as to which the date is September 13, 2018), in the Amendment No. 5 to the Registration Statement (Form F-1/A, No. 333-225677) and related Prospectus of Navios Maritime Containers L.P. for the registration of its common units.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

September 13, 2018